

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2010

Via U.S. Mail and Facsimile

Michael J. Cushman
President and Chief Executive Officer
North Valley Bancorp
300 Park Marina Circle
Redding, CA 96001

> **Re: North Valley Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2010**
> **File No. 000-10652**

Dear Mr. Cushman:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Gregory Dundas
Senior Attorney

cc: Joseph G. Mason, Esq.
Glenn T. Dodd, Esq.
Dodd Mason George LLP